UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

6th Floor, Times Finance Center

No. 68 Middle Yincheng Road

Pudong, Shanghai 200120, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Tao Thomas Wu

Name:	Tao Thomas Wu
Title:	Chief Financial Officer

Date: September 23, 2011

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.2 – Notice of Annual General Meeting

Exhibit 99.1

Noah Holdings Limited to Hold 2011 Annual General Meeting on November 3, 2011

Shanghai, September 22, 2011 – Noah Holdings Limited (NYSE: NOAH) today announced that it will hold its 2011 annual general meeting of shareholders at Renaissance Shanghai Pudong Hotel, 100 Changliu Road, Pudong, Shanghai, 200134, People’s Republic of China on November 3, 2011 at 10:00 a.m., local time.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on October 4, 2011 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s common shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2010, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the investor relations section of its website at http://ir.noahwm.com/, as well as on the SEC’s website at http://www.sec.gov/.

Holders of the Company’s common shares or ADSs may obtain a hard copy of the Annual Report free of charge by emailing Shang Chuang, Director of IR, Noah Holdings Limited, at IR@noahwm.com or by writing to:

6th Floor, Times Finance Center,

No. 68 Middle Yincheng Road, Pudong,

Shanghai 200120, People’s Republic of China

Attention: Shang Chuang

About Noah Holdings Limited

Noah Holdings Limited is the leading independent service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes over-the-counter wealth management products that are originated in China, including primarily fixed income products, private equity funds and securities investment funds. With over 400 relationship managers in 45 branch offices, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

For investor and media inquiries, please contact:

Shang Chuang, Director of IR

Noah Holdings Limited

Tel: +86 21 3860-2388

Email: IR@noahwm.com

Exhibit 99.2

NOAH HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NOAH)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on November 3, 2011

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Noah Holdings Limited (the “Company”) will be held at Renaissance Shanghai Pudong Hotel, 100 Changliu Road, Pudong, Shanghai, 200134, People’s Republic of China on November 3, 2011 at 10:00 a.m. (local time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company (the “Directors”) has fixed the close of business on October 4, 2011 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://ir.noahwm.com, or by writing to Shang Chuang, Director of IR, Noah Holdings Limited, 6th Floor, Times Finance Center, No. 68 Middle Yincheng Road, Pudong, Shanghai 200120, People’s Republic of China, or by sending an email to IR@noahwm.com.

By Order of the Board of Directors,
Noah Holdings Limited

/s/ Jingbo Wang

Jingbo Wang
Chairman and Chief Executive Officer

Shanghai, China

September 18, 2011